

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2010

Brent M. Boyles
Chief Executive Officer
Maine & Maritimes Corporation
PO Box 789
Presque Isle, ME 04769

Re: **Maine & Maritimes Corporation**
       Item 4.01 Form 8-K
       Filed October 28, 2010
       File No. 333-103749

Dear Mr. Boyles:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

William H. Thompson
Accounting Branch Chief